EXHIBIT 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS
Earnings Per Share of Common Stock and Common Stock Equivalents
($ and shares in thousands, except per share data)

	Year Ended December 31,

	2007	2006	2005

Net income applicable to common stock	$95,620	$72,563	$23,564
Average number of common shares outstanding	16,812	16,722	13,528
Net income per share—Basic	$5.69	$4.34	$1.74
Average number of common shares outstanding	16,812	16,722	13,528
Add: Assumed exercise of stock options and vesting of stock grants	193	134	129

Common and common equivalent shares outstanding	17,005	16,856	13,657

Net income per share—Diluted	$5.62	$4.30	$1.73